Exhibit 99.1

Silicon Motion Announces Quarterly Dividend

Taipei, Taiwan, January 28, 2014 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”), a global leader in designing and marketing NAND flash controllers for solid state storage devices and specialty RF IC solutions for mobile devices, announces today its quarterly cash dividend.

The Board of Directors of the Company has declared the payment of a quarterly dividend of US$0.15 per ADS1, equivalent to US$0.0375 per ordinary share, which will be paid on February 25, 2014 to all shareholders of record on February 18, 2014. Our depository bank’s DR Books will be closed for issuance and cancellation on February 18, 2014.

The payment of future cash dividends are subject to the Board’s continuing determination that the payment of dividends are in the best interests of the Company’s shareholders and are in compliance with all laws and agreements of the Company applicable to the declaration and payment of cash dividends.

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets high performance, low-power semiconductor solutions to OEMs and other customers in the mobile storage and mobile communications markets. For the mobile storage market, our key products are microcontrollers used in solid state storage devices such as SSDs, eMMCs and other embedded flash applications, as well as removable storage products. For the mobile communications market, our key products are handset transceivers and mobile TV IC solutions. Our products are widely used in smartphones, tablets, and industrial and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,”

[1]	One ADS is equivalent to four ordinary shares.

“will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets including any effects of the general global economic slowdown beginning in 2007; decreases in the overall average selling prices of our products; the payment or non-payment of cash dividends in the future at the discretion of our board of directors; changes in the relative sales mix of our products; demand, adoption and sales of our New Growth Products; the effect, if any, on the price of our ADS as a result of the implementation, if at all, of the announced share repurchase program; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, including the general global economic slowdown which began in 2007 as it effects the Company, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2013, as amended on May 29, 2013. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

Tel: +886 2 2219 6688 x3509

Fax: +886 2 2219 6868

E-mail: sara.hsu@siliconmotion.com